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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___)*



                             OBJECTSOFT CORPORATION
               -------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
               -------------------------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
                          ----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)


                                Page 1 of 5 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 2 OF PAGES 5
-----------------------                                        -----------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEVEN BAYERN
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           The reporting person is the owner of 50% of another reporting person, Cyndel & Company, Inc. And A Separate Corporation With The Right To
           Acquire 45,500 Shares Of The Common Stock of the Issuer       (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                             5          SOLE VOTING POWER

                                                  0
                        --------------------------------------------------------
                             6          SHARED VOTING POWER
 NUMBERS OF
   SHARES                                                  288,000
BENEFICIALLY            --------------------------------------------------------
  OWNED BY                   7          SOLE DISPOSITIVE POWER
    EACH
 REPORTING                                        0
   PERSON               --------------------------------------------------------
    WITH                     8          SHARED DISPOSITIVE POWER

                                   288,000
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     288,000
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      7.0%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)
                                Page 2 of 5 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 3 OF PAGES 5
-----------------------                                        -----------------

Item 1(a)      Name of Issuer:

               ObjectSoft Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               Continental Plaza III
               433 Hackensack Avenue
               Hackensack, NJ 07601

Item 2(a)      Name of Person Filing:

               Steven Bayern

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               26 Ludlam Avenue
               Bayville, New York  11709

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common Stock, $.0001 par value per share

Item 2(e)      CUSIP Number:

               674427 10 9

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a)  [X]  Broker or dealer under Section 15 of the Act,
               (b)  [_]  Bank as defined in Section 3 (a) (6) of the Act,
               (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the
                         Act,
               (d)  [_]  Investment Company registered under Section  8  of  the
                         Investment Company Act,
               (e)  [_]  Investment  Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940,
               (f)  [_]  Employee Benefit Plan, Pension Fund which is subject to
                         the   provisions  of  the  Employee  Retirement  Income
                         Security Act of 1974 or Endowment Fund,
               (g)  [_]  Parent  Holding  Company,   in  accordance  with   Rule
                         13d-1(b) (ii) (G),
               (h)  [_]  Group, in accordance with Rule 13d-1 (b) (1) (ii) (H).



SEC 1745 (2-95)
                                Page 3 of 5 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 4 OF PAGES 5
-----------------------                                        -----------------


Item 4(a)     Amount Beneficially Owned

                     As of December  31,  1996:  288,000  shares of which 45,500 shares of Common Stock may be acquired by Win Capital Corporation pursuant to a warrant and 20,000 shares of Common Stock may be acquired by Cyndel & Company, Inc. pursuant to a warrant.

Item 4(b)     Percent of Class:  7.0%

Item 4(c)     Number of share as to which such person has:

              (i)    sole power to vote or to direct the vote:  288,000
              (ii)   shared power to vote or to direct the vote: 0
              (iii)  sole power to dispose or to direct the disposition of:
                     288,000
              (iv)   shared power to dispose or to direct the disposition of: 0

Item 5        Ownership of Five Percent or Less of a Class:

              Inapplicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

                     The reporting person is a shareholder of another  reporting person, Cyndel & Company, Inc., which owns 222,500 shares of Common Stock and has the right to require 20,000 shares of Common Stock pursuant to an immediately exercisable warrant.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Inapplicable.

Item 8        Identification and Classification of Members of the Group:

              Inapplicable

Item 9        Notice of Dissolution of Group:

              Inapplicable.



SEC 1745 (2-95)
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


--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 5 OF PAGES 5
-----------------------                                        -----------------

Item 10       Certification:

              Inapplicable.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 6, 1997
                                             ----------------
                                                   Date
                                                 /s/ Steven Bayern
                                             --------------------------------
                                               Signature

                                             Steven Bayern
                                             --------------------------------
                                                 Name


SEC 1745 (2-95)
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